Mail Stop 3651

April 11, 2006

Scott F. Hartman
NovaStar Mortgage Funding Corporation
8140 Ward Parkway, Suite 300
Kansas City, Missouri 64114

Re: NovaStar Mortgage Funding Corporation
Form S-3; Amendment No. 1
Filed March 24, 2006
File No. 333-131111

Dear Mr. Hartman,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Supplements

1. We note that you include in this amendment a form of prospectus supplement for the issuance of notes secured by certificates issued by an underlying trust. Please revise this prospectus supplement to include the delinquency and loss table in 30/31 day increments for the assets underlying those certificates.

Cover

2. We reissue our prior comment 9 in part. Please revise the cover page of all prospectus supplements to identify the Sponsor. Refer to Item 1102(a) of Regulation AB.

3. Please clarify that the securities represent the obligations of the "issuing entity" and not the "trust fund" or "trust." Please refer to Item 1102(d) of Regulation AB. We also refer you to our prior comment 9. When referring to transaction parties, please use the terminology set out in Regulation AB.

Summary

4. Please added bracketed disclosure to identify any enhancement providers referenced in Items 1114(b) and 1115 of Regulation AB. See for example, "Interest Rate Hedge Agreements" on page 8 of the second prospectus supplement.

The Sponsor, page 66

5. Either include NovaStar Financial, Inc.'s financial information called for by Item 1114 of Regulation AB, or advise us why it is not necessary.

Affiliations, page 73

6. We note your bracketed disclosure regarding affiliations. In the next amendment, please expand your bracketed disclosure to include the information required by Item 1119 of Regulation AB.

Base Prospectus

Credit Enhancement, page 3

7. Revise the last bullet point to delete the phrase "or other derivative contracts to hedge against interest rate or other risks." All possible methods of credit enhancement must be disclosed in the base prospectus.

Credit Enhancement, page 26

8. Revise the second sentence in this section to delete the phrase "other risks." Please refer to the comment above.

*   *   *   *   *

NovaStar Mortgage Funding Corporation

Page 3

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Hanna Teshome at (202) 551-3315. If you need further assistance, you may contact me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile
        Christopher DiAngelo, Esq.
        Dewey Ballantine LLP
        (212) 259-6719